EX-5 LEGAL OPINION

"Validity of Common Stock"
Jonathan D. Leinwand, P.A.	12955 Biscayne Blvd. Suite 402 North Miami, FL 33181 Tel: (305) 981-4524 Fax: (954) 252-4265
E-mail: jonathan@jdlpa.com

January 15, 2006

Pawfect Foods, Inc.

Attn: Charles Monahan, President

6334 Winfield Blvd.

Margate FL 33063

Dear Mr. Monahan:

In connection with the registration under the Securities Act of 1933 (the "Act") of 181,000 shares (the "Securities") of Common Stock, par value $.001 per share, of Pawfect Foods, Inc., a Florida corporation (the "Company"), we, as your counsel, have examined such corporate records and other documents, and such questions of law, as we have considered necessary or appropriate for the purposes of this opinion. We have also relied upon representations of the corporation. Upon the basis of such examination, we advise you that, in our opinion:

The Securities have been validly issued and are fully paid and nonassessable.

The foregoing opinion is limited to the Federal laws of the United States and the laws of the State of Florida, and we are expressing no opinion as to the effect of the laws of any other jurisdiction.

We have relied upon information obtained from public officials, officers of the Company and other sources believed by us to be responsible.

We hereby consent to the filing of this opinion as an exhibit to the registration statement relating to the Securities and to the reference to us under the heading "Validity of Common Stock" in the Prospectus. In giving such consent, we do not thereby admit that we are in the category of persons whose consent is required under Section 7 of the Act. We also consent to the reference to us under the captions "Experts" in the Prospectus.

Very Truly Yours,

JONATHAN D. LEINWAND, P.A.

/s/ Jonathan D. Leinwand, P.A.